OMB APPROVAL
OMB Number: 3235-0359
Expires: March 31, 2018
Estimated average burden hours per response.. 1.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar
Investments of a Management Investment Company
in the Custody of Members of
National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1.	Investment Company Act File Number:			Date examination completed:

	811-22680			10/31/2017
2.	State identification Number:

	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement:

Stralem Equity Fund, a series of Ultimus Managers Trust
4.	Address of principal executive office (number, street, city, state, zip code):

225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

December 22, 2017

We, as members of management of Stralem Equity Fund (the "Fund"), a series of Ultimus Managers Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, "Custody of Securities with Members of National Securities Exchanges," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b)(l) and (b)(6) of Rule 17f-1 as of October 31, 2017, and from June 1, 2017 through October 31, 2017.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(l) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of October 31, 2017, and from June 1, 2017, through October 31, 2017, with respect to securities reflected in the investment accounts of the Fund.

Ultimus Managers Trust

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of Ultimus Managers Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Stralem Equity Fund (the "Fund"), a series of Ultimus Managers Trust, complied with the requirements of subsections (b)(l) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of October 31, 2017. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2017, and with respect to agreement of security purchases and sales, for the period from May 31, 2017 (the date of the last examination), through October 31, 2017:

•	Confirmation of all securities held in book entry form at Pershing LLC (the "Custodian")

•	Reconciliation of all such securities to the books and records of the Fund and Custodian

•	Agreement of four security purchases and six security sales, since May 31, 2017 (the date of the last examination), from the books and records of the Fund to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b)(l) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of October 31, 2017, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Ultimus Managers Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.
Cleveland, Ohio
December 22, 2017